UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)
SunGard Capital Corp.
SunGard Capital Corp. II
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares and Restricted Stock Units based on SunGard Capital Corp. Class A Common
Stock, SunGard Capital Corp. Class L Common Stock and SunGard Capital Corp. II Preferred Stock
 (Title of Class of Securities)

Victoria E. Silbey, Esq.
Senior Vice President – Legal and General Counsel
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, Pennsylvania 19087
Telephone: 484-582-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Mims Maynard Zabriskie
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: 215-963-4000
Fax: 215-963-5001
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$76,202,726.62	$4,252.11
*	The “transaction valuation” set forth above assumes that the following eligible securities will be amended pursuant to this offer: (i) options to purchase 5,462,271 units, consisting of 7,100,953 shares of SunGard Capital Corp. Class A common stock, 788,752 shares of SunGard Capital Corp. Class L common stock and 273,114 shares of SunGard Capital Corp. II preferred stock, having an aggregate value of $45,171,843.29 as of August 12, 2009 as calculated in accordance with the Black-Scholes option valuation model, (ii) options to purchase 3,908,352 shares of SunGard Capital Corp. Class A common stock, having an aggregate value of $6,494,048.91 as of August 12, 2009 as calculated in accordance with the Black-Scholes option valuation model, and (iii) restricted stock units covering 1,551,982 units, consisting of 2,017,577 shares of SunGard Capital Corp. Class A common stock, 224,106 shares of SunGard Capital Corp. Class L common stock and 77,599 shares of SunGard Capital Corp. II preferred stock, having an aggregate value of $24,536,835.42 as of August 12, 2009 based on the June 30, 2009 book value of the units.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2009 equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,252.11	Filing Party:	SunGard Capital Corp. SunGard Capital Corp. II
Form or Registration No.:	Schedule TO	Date Filed:	August 13, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement
This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 13, 2009, relating to our offer to amend certain outstanding performance-based options to purchase units (“Units”) consisting of SunGard Capital Corp. Class A common shares, SunGard Capital Corp. Class L common shares and preferred shares of SunGard Capital Corp. II, options to purchase Class A Shares of SunGard Capital Corp. and restricted stock units covering Units held by current management-level employees of SunGard Capital Corp. and SunGard Capital Corp. II (or any subsidiary). Except as amended and supplemented hereby and by Amendment No. 1 and Amendment No. 2 thereto, all terms of the Schedule TO and all disclosure set forth in the Schedule TO and Exhibits thereto remain unchanged.

ITEM 12	EXHIBITS.
Exhibits (a)(15) and (a)(16) to this Amendment are hereby filed as Exhibits (a)(15) and (a)(16), respectively, to the Schedule TO.

(a)(1)	Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units, dated August 13, 2009.**

(a)(2)	Memorandum dated June 9, 2009, to Management Option and RSU Holders regarding Amendments to the Performance-Based Equity Plan.*

(a)(3)	Announcement of Offer to Amend, dated August 13, 2009.**

(a)(4)	Election Form.**

(a)(5)	Election Form for International Employees.**

(a)(6)	Form of Reminder of Expiration Date.**

(a)(7)	Form of Amendment to the Management Non-Qualified Performance-Based Option Agreement.**

(a)(8)	Form of Amendment to the Management Non-Qualified Performance-Based Class A Option Agreement.**

(a)(9)	Form of Amendment to the Management Performance-Based Restricted Stock Unit Agreement.**

(a)(10)	SunGard Data Systems Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference.

(a)(11)	SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 is incorporated herein by reference.

(a)(12)	SunGard Capital Corp. and SunGard Capital Corp. II Registration Statement on Form 10/A, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, is incorporated herein by reference.

(a)(13)	Employee slide presentation.***

(a)(14)	Announcement of Employee Webex Presentations.****

(a)(15)	Email Reminder regarding Participation in the Offer.

(a)(16)	Webex Presentation.

(b)	Not applicable.

(d)(1)	SunGard 2005 Management Incentive Plan, as Amended May 12, 2009 (incorporated by reference to the Exhibits filed with the SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (Commission File Nos. 000-53653, 000-53654 and 1-12989, respectively)).

(d)(2)	Stockholders Agreement, dated as of August 10, 2005, by and among SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, Solar Capital Corp. and Certain Stockholders of SunGard Capital Corp. and SunGard Capital Corp. II (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (Commission File No. 1-12989)).

(d)(3)	Forms of Performance-Based Stock Option Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (Commission File No. 1-12989)).

(d)(4)	Forms of Performance-Based Restricted Stock Unit Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (Commission File No. 1-12989)).

(d)(5)	Forms of Performance-Based Class A Stock Option Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (Commission File No. 1-12989)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-C filed with the Securities and Exchange Commission on June 9, 2009, and incorporated herein by reference.

**	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on August 13, 2009, and incorporated herein by reference.

***	Previously filed with the Schedule TO-I/A filed with the Securities and Exchange Commission on August 18, 2009, and incorporated herein by reference.

****	Previously filed with the Schedule TO-I/A filed with the Securities and Exchange Commission on August 24, 2009, and incorporated herein by reference.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Date: September 1, 2009	SunGard Capital Corp. SunGard Capital Corp. II
	By:	/s/ Victoria E. Silbey
		Name:	Victoria E. Silbey
		Title:	Vice President

LIST OF EXHIBITS

(a)(1)	Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units, dated August 13, 2009.**

(a)(2)	Memorandum dated June 9, 2009, to Management Option and RSU Holders regarding Amendments to the Performance-Based Equity Plan.*

(a)(3)	Announcement of Offer to Amend, dated August 13, 2009.**

(a)(4)	Election Form.**

(a)(5)	Election Form for International Employees.**

(a)(6)	Form of Reminder of Expiration Date.**

(a)(7)	Form of Amendment to the Management Non-Qualified Performance-Based Option Agreement.**

(a)(8)	Form of Amendment to the Management Non-Qualified Performance-Based Class A Option Agreement.**

(a)(9)	Form of Amendment to the Management Performance-Based Restricted Stock Unit Agreement.**

(a)(10)	SunGard Data Systems Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference.

(a)(11)	SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 is incorporated herein by reference.

(a)(12)
SunGard Capital Corp. and SunGard Capital Corp. II Registration Statement on Form 10/A, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, is incorporated herein by reference.

(a)(13)	Employee slide presentation.***

(a)(14)	Announcement of Employee Webex Presentations.****

(a)(15)	Email Reminder regarding Participation in the Offer.

(a)(16)	Webex Presentation.

(b)	Not applicable.

(d)(1)
SunGard 2005 Management Incentive Plan, as Amended May 12, 2009 (incorporated by reference to the Exhibits filed with the SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (Commission File Nos. 000-53653, 000-53654 and 1-12989, respectively)).

(d)(2)
Stockholders Agreement, dated as of August 10, 2005, by and among SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, Solar Capital Corp. and Certain Stockholders of SunGard Capital Corp. and SunGard Capital Corp. II (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (Commission File No. 1-12989)).

(d)(3)
Forms of Performance-Based Stock Option Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (Commission File No. 1-12989)).

(d)(4)
Forms of Performance-Based Restricted Stock Unit Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (Commission File No. 1-12989)).

(d)(5)
Forms of Performance-Based Class A Stock Option Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (Commission File No. 1-12989)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-C filed with the Securities and Exchange Commission on June 9, 2009, and incorporated herein by reference.

**	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on August 13, 2009, and incorporated herein by reference.

***	Previously filed with the Schedule TO-I/A filed with the Securities and Exchange Commission on August 18, 2009, and incorporated herein by reference.

****	Previously filed with the Schedule TO-I/A filed with the Securities and Exchange Commission on August 24, 2009, and incorporated herein by reference.